Filed by Agrium Inc.
(Commission File No. 333-157966)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
CF Industries Holdings, Inc
NEWS RELEASE

Agrium reaffirms offer for CF of $40.00 in cash plus one Agrium share per CF share

Urges CF stockholders to tender shares to send message to CF Board

Current offer is best and final price absent engagement by CF

June 3, 2009—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta—Agrium Inc. (TSX and NYSE: AGU) today announced that its offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. (NYSE: CF) for $40.00 in cash and one common share of Agrium for each CF share is Agrium’s best and final price absent engagement by CF and demonstration of additional value.

Based on Agrium’s closing stock price on June 2, 2009, the offer has a current value of $89.01 per CF share and represents a premium of 60 percent to CF’s closing price on February 24, 2009, the day before Agrium announced its initial proposal, and 76 percent to the 30-day volume weighted average price through that date.

Mike Wilson, Agrium’s President and CEO, said, “Agrium is prepared to execute immediately a fully financed, binding merger agreement but CF stockholders must send an unambiguous message to CF’s Board by tendering their shares into our offer. If we receive a compelling majority of shares tendered into our offer, we will continue to press CF to engage.”

“Our current offer provides full value for CF shares and is far superior to any alternative articulated by CF, including remaining independent or paying a premium for Terra. We note that the majority of long-term stockholders—including GROWMARK, the stockholder most familiar with CF—have recently sold CF shares at prices well below our offer. In fact, 14 of CF’s top 15 stockholders prior to our bid in February have dramatically reduced their holdings, a clear signal that they disagree with CF’s views on valuation and are voting with their feet.”

“If we fail to receive a compelling majority, we will conclude we do not have sufficient support from CF stockholders and will walk from the transaction.”

Agrium has extended the expiration date of the exchange offer until 12:00 midnight, New York City time, on June 22, 2009, from June 15, 2009. As of midnight, New York City time, on June 2, 2009, approximately 1.49 million CF shares had been tendered into the offer.

Agrium’s offer is not subject to a financing condition. Agrium has sufficient cash resources and committed financing underwritten by Royal Bank of Canada and The Bank of Nova Scotia to fund the cash portion of the offer.

Additional Information

RBC Capital Markets, Goldman, Sachs & Co., and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at www.sec.gov. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit www.agrium.com.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North Acquisition Co., a wholly-owned subsidiary of Agrium, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080